UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM N-8F

 APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES


I        GENERAL IDENTIFYING INFORMATION

1. Reason fund applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ]      MERGER

         [X]      LIQUIDATION

         [ ] ABANDONMENT OF REGISTRATION (Note: Abandonments of Registration answer only questions 1 through 15,24 and 25 of this form and complete verification at the end of the form.)

2.       Name of fund: BLACKROCK MQE INVESTORS

3.       Securities and Exchange Commission File No.: 811-07903

4. Is this an initial Form N-8F or an amendment to a previously filed Form
   N-8F?

         [X]      Initial Application       [ ]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         345 PARK AVENUE
         NEW YORK, NY 10154

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                                 RICHARD T. PRINS, ESQ.
                                 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                 919 THIRD AVENUE
                                 NEW YORK, NY  10022
                                 (212) 735-2790

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [ 17CFR 270.31a-1,.31a-2]:

         STATE STREET BANK & TRUST COMPANY
         ONE HERITAGE DRIVE
         NORTH QUINCY, MA 02171

         NOTE: Once deregistered, a fund is still required to maintain and preserve the record described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company
         (check only one):

         [ ]      Open-end          [X]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
         STATE OF DELAWARE

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  BLACKROCK FINANCIAL MANAGEMENT, INC.
                  345 PARK AVENUE
                  NEW YORK, NY  10154

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                                 PROVIDENT ADVISORS INC.
                                 345 PARK AVENUE
                                 NEW YORK, NY 10154

13.      If the fund is a unit investment trust ("UIT") provide: NOT APPLICABLE

                  (a) Depositor's name(s) and address(es):

                  (b) Trustee's name(s) and address(es):

14. Is there UIT registered under the Act that served as a vehicle for investment for investment in the fund (e.g., an insurance company separate account)?

                  [ ]    Yes        [X]     No

                  If Yes, for each UIT state:
                         Name(s):

                         File No.: 811-_____

                         Business Address:

15. (a) Did the fund obtain approval from the board or directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                         [X]    Yes     [ ]    No


                         If Yes, state the date on which the board vote took place:

                         THE BOARD OF TRUSTEES OF THE FUND APPROVED THE PLAN OF LIQUIDATION FOR THE FUND ON MARCH 3, 1999.


                         If No, explain:

                  (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment or Registration?

                         [X]     Yes     [ ]   No

                         If Yes, state the date on which the shareholder vote took place:

                         THE FUND'S SHAREHOLDERS APPROVED THE PLAN OF
                         LIQUIDATION FOR THE FUND ON MAY 10, 1999.


                         If No, explain:

II       DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]      Yes               [ ]     No

         (a) If Yes, list the date(s) on which the fund made those distributions:
                  THE FUND MADE A DISTRIBUTION ON MARCH 5, 1999 AND THE FINAL DISTRIBUTION ON SEPTEMBER 10, 1999.

         (b)      Were the distributions made on the basis of net assets?

                  [X]    Yes                 [ ]     No

         (c) Were the distributions made pro rata based on the share of ownership?

                 [X]    Yes                  [ ]     No

         (d) If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:
                  Were any distributions to shareholders made in kind?

                  []     Yes                  No     [X ]

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only: Has the fund issued senior securities?

         [X]      Yes               [ ]     No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders: THE FUND ISSUED 100 SHARES OF PREFERRED UNITS, $500 LIQUIDATION PREFERENCE PER SHARE. HOLDERS OF PREFERRED UNITS WERE ENTITLED TO RECEIVE, WHEN, AS AND IF DECLARED BY THE TRUSTEES CUMULATIVE CASH DIVIDENDS, AT A RATE OF 10% PER YEAR. THE PREFERRED UNITS WERE REDEEMED ON MARCH 4, 1999.

18. Has the fund distributed ALL of its assets to the fund's shareholders?

         [X]      Yes               [ ]     No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]      Yes               No     [X ]

         If Yes, describe briefly the plans (if any) for distributing to, or preventing the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ]      Yes               No  [X ]

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as the date this form was filed?

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

                  [ ]    Yes        [ ]     No [X]

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]      Yes    []         No     [X]

         If Yes,
         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay those outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)    Legal Expenses:  $10,000

                  (ii)   Accounting expenses:  $0

                  (iii)  Other expenses (list and identify separately):  $0

                  (iv)   Total expenses (sum of lines(i)-(iii) above):  $10,000

         (b)      How were those expenses allocated?
                  NOT APPLICABLE IN A LIQUIDATION

         (c)      Who paid those expenses?  THE FUND

         (d) How did the fund pay for unamortized expenses (if any)? NOT APPLICABLE

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]      Yes    []         No [X]

         If Yes, cite the release numbers of the Commission's notice and order, or if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

         [ ]      Yes    [ ]        No [X]

         If Yes, describe the nature of any ligation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]      Yes               No    [X]

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY  -  Not Applicable

26.      (a)      State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-_____

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) if the Investment Company Act of 1940 on behalf of BLACKROCK MQE INVESTORS,
                                                      (Name of Fund)

(ii) he or she is the     TREASURER         of   BLACKROCK MQE INVESTORS, and
                      ------------------         ------------------------
                         (Title)                    (Name of Fund)

(iii) all actions by shareholders, directors, other body necessary to authorize the undersigned to execute and file the Form N8-F application have been take. The undersigned also state that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                             (Signature)

                                             /s/ Henry Gabbay
                                             ___________________________